Exhibit (c)(2)

APPRAISAL REPORT
    (FILE N (2) AZ2001000489)

                        "UNIFAB INTERNATIONAL WEST, LLC"
             AN EXISTING WATERFRONT INDUSTRIAL FABRICATION FACILITY
              3744 HENRY PUGH BOULEVARD @ INDUSTRIAL CANAL WATERWAY
                           CALCASIEU PARISH, LOUISIANA

                                  Prepared for

                              BANK ONE CORPORATIONS
                        ITS SUCCESSORS AND/OR ITS ASSIGNS
                         Mr. Ron Stewart, Vice President
                           Real Estate Appraisal Group
                     201 North Central, 5th Floor, AZ1-11272
                                Phoenix, AZ 85004

                      Glenn A. Wilson, Jr., MAI - President
                     Appraiser Associates of Louisiana, Inc.
                         106 Oil Center Drive, Suite 250
                           Lafayette, Louisiana 70503

                         Date of Report: October 5, 2001
                Date of "as is" Market Value: September 28, 2001

October 5, 2001

BANK ONE CORPORATION
% Mr. Ron Stewart, Vice President Real Estate Appraisal Group
201 North Central, 5th Floor, AZ1-1272 Phoenix, Arizona 85004

RE: Real Estate Appraisal
    File No. AZ200100489
    UNIFAB International West, LLC
    An Existing Waterfront Industrial Fabrication Facility
    3744 Henry Pugh Boulevard @ Industrial Canal Waterway
    Calcasieu Parish, Louisiana

Dear Mr. Stewart:

In accordance with guidelines established by the Appraisal Institute, the Uniform Standards of Professional Appraisal Practice (USPAP), and BANK ONE CORPORATION (Phoenix, Arizona), we are pleased to submit this appraisal report. This valuation analysis is the result of a Summary Appraisal Analysis that is intended to comply with the reporting requirements set forth under Standard Rule 22(b) of the Uniform Standards of Professional Appraisal Practice for a summary appraisal report. As such, it presents only summary discussions of the data, reasoning, and analyses that were used in the appraisal process to develop our opinion of value. Supporting documentation concerning the data, reasoning and analyses is retained in our files at 106 Oil Center Drive, Suite 250, Lafayette, Louisiana, 70503. The analysis is intended only for the use of the appraisal client (BANK ONE CORPORATION, Phoenix, Arizona). We are not responsible for the unauthorized use of this analysis.

This appraisal is written in compliance with Title XI of FIRREA and meets requirements outlined in the Uniform Standards of Professional Appraisal Practice promulgated by the Appraisal Standards Board of the Appraisal Foundation. The valuation analysis has been prepared in accordance with your written instructions (see engagement letter in Addendum). We appraised this property for REGIONS BANK in August 1999. In September 2000, we appraised this property for BANK ONE CORPORATION.

This IS A "COMPLETE APPRAISAL REPORT" that contains a cost analysis, sales comparison analysis, and an income analysis.

BANK ONE CORPORATION
Mr. Ron Stewart, Vice
President October 5, 2001

The function of this report is to assist BANK ONE CORPORATION in its internal decision-making process relative to a mortgage loan secured by the subject property.

The purpose of this analysis is twofold. First, we have provided BANK ONE CORPORATION with an estimate of the "AS IS" Market Value of the Leasehold ownership interest in and to the existing property. Second, we have provided an estimate of the "AS IS" DISPOSITION VALUE (12 month marketing period, or less) of the Leasehold Estate. The +/-43.34 acre waterfront site is encumbered by a groundlease and we have analyzed the lease agreement as part of our appraisal analysis. A lease contract specifies the obligations of each party to the lease and identifies the economic relationships to which the parties have agreed. The party who owns the property subject to the lease is the landlord and the owner's interests are called the LEASED FEE ESTATE. The party who receives the right to use the property is the tenant and the tenant's interests are called the Leasehold Estate. In this analysis, we have valued the Leasehold Estate.

In preparing this analysis, our conduct has been governed by the Code of Ethics of the various professional organizations of which we are members. Located on Pages 191195 are the Assumptions and Limiting Conditions relative to this report and we advise you to review them.

Market Value is defined by the United States Treasury Department, Comptroller of the Currency 12 CFR part 34.42 (f) as, "the most probable price a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in the definition of Market Value is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

      a.    Buyer and seller are typically motivated;

      b. Both parties are well informed or well advised, and each acting in what he considers to be his own best interest;

      c.    A reasonable time is allowed for exposure in the open market;

      d. Payment is made in cash in U.S. dollars or in terms of financial arrangements comparable thereto, and

      e. The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale."

DISPOSITION VALUE, according to Bank One Corporation, is "the most probable price which a specified interest in real property is likely to bring under all of the following conditions:

      a. Consummation of a sale within a limited future marketing period specified by the client (12 MONTHS OR LESS);

      b. Current actual market conditions for the property interest appraised;

      c.    Buyer and seller each acting prudently and knowledgeably;

      d.    Seller under compulsion to sell;

      e.    Buyer typically motivated;

      f. Both parties acting in what they consider to be their best interests;

      g. Adequate marketing effort made for the limited time allowed for the completion of the sale;

      h. Payment made in cash in U.S. dollars or in terms of financial arrangements comparable thereto;

      i. Price represents the.normal consideration for the property sold, unaffected by special or creative financing or sales concessions granted by anyone associated with the sale".

The subject property (UNIFAB-International West, LLC) is atypical in the sense that it is a recently constructed +/-76,825 square foot industrial fabrication facility located on a waterfront tract just south of the Lake Charles, Louisiana, metropolitan area. The fabrication shop building contains +/-42,567 square feet and has a +/-90-foot eave with three 20-ton bridge crane systems. The mechanic shop building contains +/-9,458 square feet and the pipe fabrication shop building contains +/-24,800 square feet. There are two 20-ton bridge crane units in the pipe fabrication shop building. Additional improvements include a perimeter fence, industrial waterfront yard improvements (soil stabilization, steel/concrete/timber bulkheading, yard electrical systems), and various minor building improvements. The mere size (+/-76,825 so of the industrial complex and the fact that it is new make it unique.

The recently (1999-2000) constructed industrial fabrication facility is located on a +/-43.34 acre waterfront site contiguous to the Industrial Canal Waterway in Calcasieu Parish (Louisiana). This Calcasieu Parish industrial development is a port, harbor, and terminal district of the State of Louisiana. "UNIFAB International West" does not own the +/-43.34 acre industrial site. The Lake Charles Harbor & Terminal District has leased the +/-43.34 acre site to "UNIFAB International West" for an initial period of 7 years (September 1, 1998 - August 31, 2005; $635 per acre per month; two five-year options; rent is "CPI" adjusted). Port lease agreements are based on rental amounts that represent a percentage of property value. The current annual ground rent is based on 10% of the estimated Market Value of the +/-43.34 waterfront tract ("CPI' adjusted). Comparative data suggests that 10% is a market oriented rate. According to Mr. John Polansky, Jr. (Director of Engineering & Construction, Lake Charles Harbor & Terminal District), waterfront industrial property along the Industrial Canal has a current Market Value of $80,000-$85,000 per acre. This value range represents stabilized waterfront land areas with bulkhead erosion protection. The initial $635 per acre per month lease payment was negotiated based on a +/-$75,000 per waterfront acre value. Capitalizing the base rent at a 10% market oriented rate implies a land value of $76,200 per acre. The current "CPI" adjusted rental rate is $672.75 per month per acre which implies a current waterfront land value of +/-$80,700 per acre. According to Mr. Dan Anderson (Director of Administration and Finance, Lake Charles Harbor & Terminal District), the monthly rent will soon be adjusted to $690.93 per acre per month (+/-$83,000 per acre imputed value).

Based on our study of industrial waterfront land values and lease rates, we conclude that the terms of the ground-lease agreement are market oriented. Lease terms are equally favorable to the Lessee ("UNIFAB International West") and the Lessor (Lake Charles Harbor & Terminal District). As such, the Market Value of the Leasehold ownership interest in the ground-lease agreement is zero.

The pipe fabrication shop building, mechanic shop building, fabrication shop building, and related improvements are owned by the tenant ("UNIFAB International West") and by applying cost, income, and sales comparison analyses, we have estimated the contributory value of the recently constructed building improvements. The combined contributory values of the tenant improvements represent the estimated "as is" Market Value of the Leasehold Estate. Our estimate of Disposition Value is based on interviews with oil-field fabrication company executives and industrial brokers.

We were provided with a legal description and survey plat of the property. Our building site size estimate (+/-43.34 acres) is based on the size depicted by the survey plat and the legal description. The waterfront tract has +/-964.74 front feet on the north side of Henry Pugh Boulevard and +/-3,046.31 feet along the Industrial Canal. This is an excellent industrial location. The Industrial Canal is located +/-12 miles south of Lake Charles, Louisiana, at the intersection of the Calcasieu River and Gulf of Mexico Intracoastal Waterway. The canal is three miles long and has a 1,400 foot by 1,400 foot turning basin at its east end (near the subject property). The depth of the canal is +/-40 feet and the bottom width is +/-400 feet. "UNIFAB International West" is one of four tenants located at the Industrial Canal.

The "Class S" pipe fabrication shop building contains +/-24,800 square feet. The building has a 33-foot eave height with two wing extensions (10-foot eaves) and two 20-ton bridge crane systems. Approximately 11% of the structure is heated/cooled finished space. The mechanic shop building contains +/-9,458 square feet and has +/-192 square feet of finished heated/cooled space. The large (+/-42,567 sf) fabrication shop building has a 90-foot eave with three 20-ton bridge crane systems. Attached to the south side of the building is a +/-6,484 square foot metal canopy and finished space in the building totals +/-5,150 square feet. Other tenant improvements include exterior lights, concrete/limestone surface materials, security fence, yard utilities, etc.

Available utilities include Bell South telephone service, Entergy electric service, Port of Lake Charles municipal water service, and an on-site mechanical sewerage plant (UNIFAB). Natural gas is not available.

As indicated by FEMA Panel 220037 0550 B (January 15, 1988), the north end of the +/-43.34 acre waterfront site is located inside "Zone All" (an area of the 100-year flood). Flood Hazard Insurance is required for the fabrication shop building. The south end of the property appears to be located inside "Zone C", an area of minimal flooding. Flood Hazard Insurance is not required for the pipe fabrication shop building or the mechanic shop building. Most waterfront properties in south Calcasieu Parish are located inside "Zone A" and this is not an atypical aspect of the "UNIFAB International West" neighborhood. Many coastal properties that border the Industrial Canal are located inside "Zone A" (area of 100-year flood plain). Overall, drainage throughout the neighborhood industrial development appears to be adequate. There is evidence of shoreline soil erosion along those waterfront tracts without bulkhead protection. Subject property drainage appears to be adequate and the property does not have "wetlands" characteristics.

According to Mr. John Polansky, Jr., Director of Engineering/Construction, Port of Lake Charles, the total projected cost of the "UNIFAB International West" project is +/-$18,000,000. The Lake Charles Harbor & Terminal District funded approximately $2,000,000 of the project. The remainder was reportedly funded by "UNIFAB International West" ($8,000,000), Calcasieu Parish ($2,000,000), and the State of Louisiana ($6,000,000).

Our analysis centers on the "UNIFAB International West" buildings, the bridge crane systems (typically an intrinsic part of industrial buildings), and yard improvements (perimeter fence, exterior lights, etc.). Site stabilization materials, limestone surface materials, yard equipment, and shoreline utilities are intrinsic to the $80,000-$85,000 per acre land value. Note that the proposed second floor office space in the fabrication shop building (+/-$600,000 project) has been postponed.

We are not aware of the presence of any environmental problems, hazardous materials, or adverse deed restrictions. We are not environmental specialists and we have appraised the property assuming it has no measurable value loss due to environmental conditions. If the intent is to determine the environmental quality of the property, we recommend that qualified professionals be engaged. The subject property is an industrial facility and we recommend that prior to any loan closing and/or sale, a professional environmental assessment of the property be conducted.

We have relied upon a survey plat and legal description prepared by The Meyer Group (Sulphur, Louisiana, 337-625-8353). Construction costs were provided by Berard, Habetz, & Associates (m 337-367-1408) and the "UNIFAB" Controller (Ms. Sherry Foster, CPA; 337-562-1414). We assume the information provided is correct but we accept no responsibility for its accuracy. If at a later date it is determined that we were provided with incorrect information, we reserve the right to adjust our analysis accordingly.

We inspected the subject property (ground inspection and aerial inspection) and measured the exterior dimensions of each building. We also relied on the building plans and specifications prepared by Berard, Habetz & Associates, Inc. (Engineering & Project Management, New Iberia, Louisiana). Our "as is" Market Value estimate is based, in part, on "Berard, Habetz" documents 98-165-001 through 98-165-019, 99001-001, 99-001-003 through 99-001-029, 99-000-001 through
99-000-014, and 2000018-001 through 2000-018-004.

THERE ARE SEVERAL FACTORS THAT ENHANCE THE MARKETABILITY OF "UNIFAB INTERNATIONAL WEST". THE BUILDINGS ARE IN "LIKE NEW" CONDITION AND THE FACILITY IS A "STATE-OF-THE-ART" FABRICATION COMPLEX. THE YARD AREA IS STABILIZED FOR HEAVY-EQUIPMENT USE AND SHORELINE UTILITIES ARE AVAILABLE FOR DOCKSIDE WORK. THE INDUSTRIAL CHANNEL IS 40-FEET DEEP AND THERE IS DIRECT UNOBSTRUCTED ACCESS TO THE

GULF OF MEXICO.

NEGATIVE FEATURES OF THE PROPERTY CENTER ON THE FACT THAT IT IS A LARGE, COSTLY, FACILITY. NOT MANY FIRMS CAN AFFORD A +/-$30,000 PER MONTH GROUND-LEASE PAYMENT. THE BUILDING IMPROVEMENTS TOTAL +/-76,825 SQUARE FEET AND SIZE ALONE IS A DETERRENT TO MARKETABILITY. WITHOUT "CONTRACTS IN PLACE", THERE ARE ONLY A HANDFUL OF INDUSTRIAL OPERATORS WHO CAN AFFORD A FACILITY LIKE "UNIFAB INTERNATIONAL WEST".

Based on comparative market data and neighborhood trends, we estimate that on September 28, 2001, the "AS IS" Market Value of the Leasehold ownership interest in and to the "UNIFAB International West" property was:

                              FIVE MILLION DOLLARS
                                  ($5,000,000)

We estimate that on September 28, 2001, the "AS IS" DISPOSITION VALUE of the Leasehold ownership interest in and to the "UNIFAB International West" property was:

                   THREE MILLION FIVE HUNDRED THOUSAND DOLLARS
                                  ($3,500,000)

Our Disposition Value estimate assumes a limited future market period (12 months or less) and is based on information provided by knowledgeable market participants. Disposition Value represents a +/-30% discount to our estimated "as is" Market Value.

THESE MARKET VALUE ESTIMATES PERTAIN TO THE REAL ESTATE ONLY AND DO NOT INCLUDE A VALUE INCREMENT FOR FURNITURE, FIXTURES, INVENTORY, AND/OR EQUIPMENT (FF&E), OR ANY ON-GOING BUSINESS CONCERN OR OTHER CHATTEL INTEREST. BECAUSE CRANE SYSTEMS ARE TYPICALLY INCLUDED IN THE MARKETING OF INDUSTRIAL PROPERTIES, THEY ARE A PART OF OUR VALUE ESTIMATES.

Respectfully submitted,

/s/ Glenn A. Russ Wilson

Glenn A. "Russ" Wilson, Jr. MAI

President - Appraiser Associates of Louisiana, Inc.
Louisiana General Certified Appraiser - No. G0203

                                TABLE OF CONTENTS

Summary of Facts & Conclusions..............................................................       11
Photographs of the Subject Property.........................................................       14
purpose of the Appraisal ...................................................................       45
Function (Intended Use) of the Appraisal ...................................................       47
Dates of Value..............................................................................       47
Owner(s) Apparent - Leasehold Interest .....................................................       47
Scope of Work Performed ....................................................................       48
Area/Neighborhood Profile ..................................................................       49
Property Data

          Property History..................................................................       58
          Description of Land Area..........................................................       59
                  Survey Plat...............................................................       62
                  Legal Description.........................................................       63
                  Site Stabilization Plan ..................................................       65
                  FEMA Flood Hazard Map.....................................................       66
          Description of Building Improvements .............................................       67
                  Building Site Plan .......................................................       70
                  Site Electrical Plan......................................................       71
                  Pipe Fabrication Shop Building Site Plan .................................       72
                  Pipe Fabrication Shop Building (Plans & Specifications) ..................       73
                  Mechanic Shop Building Site Plan..........................................       77
                  Mechanic Shop Building (Plans & Specifications) ..........................       78
                  Fabrication Shop Building Site Plan.......................................       81
                  Fabrication Shop Building (Plans & Specifications)........................       82

         Taxes and Assessments .............................................................       86
         Zoning and Deed Restrictions ......................................................       89
         Highest and Best Use Analysis .....................................................       90
Appraisal Process ..........................................................................       93
Fee Simple Market Value Analysis ...........................................................       96
         Correlation and Conclusion of Fee Simple Market Value..............................      156
         Estimated Exposure/Marketing Periods...............................................      157
Leasehold Estate Market Value Analysis......................................................      158
Disposition Value Analysis..................................................................      172
Appraiser's Certification...................................................................      174

Addendum
         Louisiana Map .....................................................................      177
         Regional/Mileage Map...............................................................      178
         Vicinity Map ......................................................................      179

Calcasieu Parish Map ..............................................................      180
Neighborhood Map ..................................................................      181
Fred Moran Cost Analysis...........................................................      182
Assumptions and Limiting Conditions................................................      191
QUALIFICATIONS OF GLENN A. 'BUSS" Wilson, Jr.......................................      196
Engagement Letter (Bank One Corporation) ..........................................      200
Disengagement Letter (Bank One Corporation) .......................................      205
Reengagement Letter (Bank One Corporation).........................................      206

Property Appraised:          UNIFAB INTERNATIONAL WEST, LLC, 3744 Henry Pugh
                             Bouldevard @ Industrial Canal Waterway, Calcasieu
                             Parish, Louisiana

Property Type:               Existing +76,825sf "Class S" industrial fabrication
                             facility located on a +43.34 acre waterfront industrial tract (land area leased)

Owner(s) Apparent:           The +/-43.34 acre waterfront land area is a part of
                             the Lake Charles Harbor and Terminal District which is a political subdivision of the State of Louisiana; the governing authority is the Board of Commissioners of the Port of Lake Charles; UNIFAB
                             International West, LLC, is the owner of the industrial fabrication building complex

Function of Report:          The function of this report is to provide Bank One
                             Corporation of Phoenix, Arizona, with a reasonable and market supported estimate of "as is" Market
                             Value relative to the Leasehold ownership interest in the +/-43.34 acre industrial waterfront tract and industrial fabrication building complex; "as is" Disposition Value of the Leasehold Estate is also estimated; these value estimates will presumably be utilized in the internal decision making process relative to a mortgage loan secured by the property


Land Area:                   +/-43.34 acres; waterfront property; frontage on
                             public road (Henry Pugh Boulevard) and Industrial
                             Canal Waterway; Leased Fee Estate

Flood Zone:                  According to FEMA Panel No. 220037 0550 B (January
                             15, 1988), the north end of the +/-43.34 acre industrial tract is located inside "Zone All", an area of the 100-year flood (typical for the neighborhood); the south end of the property is located inside "Zone C", an area of minimal flooding; although overall drainage appears adequate, Flood Hazard Insurance is recommended for the +/-42,567 sf fabrication shop building located on the north end of the property

SUMMARY OF FACTS & CONCLUSIONS - CONTINUED

Zoning/Restrictions:         Comprehensive zoning is not applicable since the
                             Industrial Canal Development is located outside city limits; however, the subject property is subject to Lake Charles Harbor & Terminal District rules, regulations, and conditions; we are not aware of any adverse deed restrictions; observed utility easements and the road right-of-way are typical and conducive to realistic use and development

Hazardous Conditions:        We are not aware of the existence of any
                             underground storage tanks (there are above-ground fuel tanks) or the presence of any hazardous materials; we are not environmental experts and if the intent is to accurately assess the environmental aspects of the property, we recommend that qualified professionals be engaged; we have appraised the property assuming no loss in value due to environmental problems

Existing Building
       Improvements:         +/-24,800 sf "Class S" pipe fabrication shop
                             buildings (33-foot eave height with 10-foot eave height extension wings, +/-11% finished heated/cooled space; n two 20-ton bridge crane systems), +/-9,458 sf mechanics shop building
                             (+/-2% finished heated/cooled space) ' - +/-42,567
                             sf fabrication shop building (+/-90-foot +/-5,150 sf finished space, three 20-ton bridge crane:
                             systems); various minor improvements (perimeterq fence, metal canopy, concrete, exterior lights, etc.); recently constructed buildings in "like new"condition,- 1 good functional design/layout

Off Site Improvements:       Typical neighborhood utilities (Entergy electric
                             service, Bell South telephone service, Port of Lake
                             Charles municipal water, UNIFAB mechanical sewerage system (1,200 gallons per day capacity).

Highest & Best Use:

      As If Vacant - Speculative investment for industrial development

      As Improved  - Current use (industrial fabrication complex)

Interest Appraised: Leashold estate

Date of "As Is" Values: September 28, 2001

Date of Report: October 5, 2001

"As Is" Fee Simple
Market Value Estimate: $8,500,00 (+24 month marketing period)

"As Is" Market Value
Leashold Estate: $5,000,000 (marketing period = over 12 months)

"Disposition" Value
Leasehold Estate: $3,500,000 (marketing period = 12 months, or less)

                              [SURVEY PLAT OMITTED]

                        BUILDING IMPROVEMENTS DESCRIPTION

Major building improvements include a pipe fabrication shop building, mechanic shop building, and fabrication shop building. All three are "Class S" industrial structures in "like new" condition (1999-2000 construction).

The "Class S" pipe fabrication shop building contains +/-24,800 square feet and has a 33-foot eave with two wing extensions (10-foot eaves). The building is improved with two 20-ton bridge crane systems. Approximately 11% of the structure is heated and cooled finished space. The building has a heavy-duty 5,000 lbs. PSI post-tension concrete slab foundation and corrugated exterior walls/roof. Warehouse/shop space has vinyl covered insulation panels (walls, ceiling), incandescent lights (suspended), roof vents, seven (7) welding stations, and overhead doors. Finished space features include a central air-conditioning system (ground-mounted compressors), asphalt floor tile, carpet (some areas), suspended acoustical ceiling panel system, recessed fluorescent lights, and sheetrock walls (some decorative wainscoting).

The mechanic shop building contains +/-9,458 square feet and is a "Class S" structure with a concrete slab foundation. The eave height of the building is approximately twenty (20) feet. Building features include plywood wall partitions, vinyl covered wall/ceiling insulation panels, roof vents, incandescent light fixtures, and three overhead roll-up doors. Exterior doors are metal. Finished space (+/-192 sf) has asphalt floor tiles, sheetrock walls, and a sheetrock ceiling. Building dimensions are +/-75.3 feet by +/-125.6 feet.

The large fabrication shop building has a 90-foot eave and contains +/-42,567 square feet. Attached to the south side of the building is a +/-6,484 square foot metal canopy. The building is open on its east end. The heavy-duty concrete slab (7"-8" thick) foundation has concrete filled drill-footings that support the metal building structure. There are three 20-ton bridge crane systems in this building and the crane rail extends out +/-50 feet on the east side of the building. Exterior building walls and roof are corrugated metal. Approximately 12% of this building is finished space (+/-5,150 sf). This portion of the building was just completed and includes offices, a break room, locker room, restroom, tool rooms, and electrical room. Interior features of the finished space include asphalt floor tiles, a suspended ceiling panel system, recessed fluorescent lights, sheetrock walls, vinyl base-boards, and steel doors. The tool rooms and electrical room have exposed concrete floors, unpainted sheetrock walls, and exposed electrical piping. There is an exhaust fan in the large tool room. The offices, restroom, locker room, and break room are heated and cooled by a central airconditioning system. A floor plan of the finished portion of the building is presented on Page 84.

At one time, there were plans to construct a second floor office area. This project has not commenced.

BUILDING IMPROVEMENTS DESCRIPTION - CONTINUED

The shop area has 44 welding stations and the floor surface is crushed limestone and concrete. Other tenant improvements include concrete/limestone surface materials, exterior lights, a perimeter security fence (+/-2,860 linear feet), and various fabrication yard utilities.

Surface areas around the industrial buildings are concrete and "cancun" limestone. A portion of the interior of the large fabrication shop building is "cancun" limestone. Electrical systems are 3-phase (480 volt). Located near the southeast corner of the property is a 1,200 gallon-per-day mechanical waste-water treatment plant (see photograph on Page 42).

Included in this report are color photographs of the "UNIFAB-West" industrial complex. We inspected each building and measured the outside dimensions of each structure. The complex is in "like new" condition and has a functional industrial fabrication design/layout.

According to Mr. John Polansky, Jr., Director of Engineering/Construction, Port of Lake Charles, the total projected cost of the "UNIFAB West" project was +/-$18,000,000. The Lake Charles Harbor & Terminal District funded approximately $2,000,000 of the project. The remainder ($8,000,000) was reportedly funded by "UNIFAB West", Calcasieu Parish ($2,000,000), and the State of Louisiana ($6,000,000). Construction bids indicate that the mooring bollards cost $356,000, site preparation costs totaled $837,784, and +/-1,000 feet of steel bulkheading cost $2,772,740 (these are costs intrinsic to the Port of Lake Charles).

Our analysis centers on the "UNIFAB West" leasehold improvements (three major buildings, bridge crane systems, and yard improvements. Crane systems are an intrinsic part of large fabrication facilities and they are typically included with the real estate when these type properties are sold. The yard improvements include the perimeter security fence, exterior lights, concrete/limestone, and yard utilities . Site stabilization materials, shoreline utilities, and the bulkhead materials are intrinsic to the value of the +/-43.34 acre waterfront tract. FF&E is excluded.

We are not aware of the presence of any environmental problems, hazardous materials, or adverse deed restrictions. There are above-ground fuel tanks on the property. We are not environmental specialists and we have appraised the property assuming it has no measurable value loss due to environmental conditions. If the intent is to determine the environmental quality of the property, we recommend that qualified professionals be engaged. The subject property is an industrial facility and we recommend that prior to any loan closing and/or sale, a professional environmental assessment of the property be conducted.

                  BUILDING IMPROVEMENTS DESCRIPTION - CONTINUED

We have relied upon a survey plat and legal description prepared by The Meyer Group (Sulphur, Louisiana, 2 337-625-8353). Construction costs were provided by Berard, Habetz, & Associates 337-367-1408) and the "UNIFAB" Controller (Ms. Sherry Foster, CPA; 337-562-1414). We assume the information provided is correct but we accept no responsibility for its accuracy. If at a later date it is determined that we were provided with incorrect information, we reserve the right to adjust our analysis accordingly.

We inspected the subject property (ground inspection and aerial inspection) and measured the exterior dimensions of each building. We also relied on the building plans and specifications prepared by Berard, Habetz & Associates, Inc. (Engineering & Project Management, New Iberia, Louisiana). Our "as is" Market Value estimates are based, in part, on "Berard, Habetz" documents 98-165-001 through 98-165-019, 99001-001, 99-001-003 through 99-001-029, 99-000-001 through
99-000-014, and 2000018-001 through 2000-018-004.

The exhibits on the following pages provide additional information relative to the subject property building improvements.

                              [SITE PLANS OMITTED]

                              TAXES AND ASSESSMENTS

Louisiana has an ad valorem tax structure whereby the state has the right to levy and collect a tax varying with the assessed value of the property. The tax amount is a compulsory contribution exacted from all owners of real estate for the general support of the state and for the maintenance of public services. Also included are special assessments that may be levied against certain real estate benefiting from public improvements, usually to offset directly the cost of such improvements.

The Calcasieu Parish Assessor is responsible for determining the amount of assessment relative to the subject property. Assessed values are subsequently checked and approved or rejected by the State Tax Commission and become final after a period of protest during which time the records are open for public inspection. Historically, property taxes in Louisiana have been low in comparison with other states.

The State of Louisiana offers a Homestead Exemption to all residents who occupy their own home. The result of the Louisiana homestead exemption is that property with an assessed valuation of $75,000 or less is exempt from the ad valorem tax. Louisiana's property taxes are low relative to other sections of the United States. Louisiana has benefited from vast deposits of natural resources and this has enabled both property and income taxes to remain relatively low. It is certain that in the near future, as reserves of natural resources become depleted, Louisiana citizens will be required to pay higher taxes. The Homestead Exemption does not apply to the subject property.

Land and residential improvements are assessed at 10% of the Assessor's estimate of market value. Commercial/industrial improvements are assessed at a 15% rate.

BECAUSE THE INDUSTRIAL CANAL DEVELOPMENT IS A POLITICAL SUBDIVISION OF THE STATE OF LOUISIANA, LAND AREAS AT THE PORT OF LAKE CHARLES ARE TAX EXEMPT. Many industrial leases are "triple-net" agreements and the tax exempt status of the property is an intangible benefit to both the Lessor (Lake Charles Harbor & Terminal District) and the Lessee ("UNIFAB West").

We interviewed Mr. Mike Meyers ( 337.437.3461), Chief Personal Property Deputy in the office of the Calcasieu Parish Assessor. Currently, only "UNIFAB West" furniture/fixtures and equipment are subject to ad valorem taxes. These items are assessed for $52,050 (Assessment N Degrees 3P0137498) and the 2000 tax total was $5,885.81. These taxes were paid on February 7, 2001. Taxes for 20001 are due on December 31, 2001.

The "UNIFAB West" buildings are not subject to ad valorem taxes. If they were, the tax total would be significant. We discussed this issue with Mr. Meyers and discovered that "UNIFAB West" has applied for a 10-year ad valorem tax exemption for buildings ($4,044,375), equipment ($1,105,806), and labor/engineering fees ($2,789,844). The total exemption is $7,940,025. A copy of the cover sheet of the application has been reproduced on the next page. We have retained a copy of the complete document in our office files.

Mr. Meyers indicates that this ad valorem tax exemption will be approved. If the "UNIFAB West" property is sold, the tax exemption is typically transferred to the new owner(s).

               [APPLICATION FOR AD VALOREM TAX EXEMPTION OMITTED]

                          ZONING AND DEED RESTRICTIONS

The subject property is located outside the Lake Charles city limits and is therefore not subject to comprehensive zoning. The property is, however, subject to restrictions inherent in the political subdivision requirements of the Industrial Canal Development.

We are not aware of any adverse deed restrictions and the OBSERVED utility easements and road right-of-way are not onerous to overall property value.

                          HIGHEST AND BEST USE SUMMARY

Appraisal Institute educational material defines highest and best use as "that reasonable and probable use that will support the highest present value, as defined, as of the effective date of the appraisal. Alternatively, that use, from among reasonably probable and legal alternative uses, found to be physically possible, appropriately supported, financially feasible, and which results in highest land value". This definition applies specifically to the highest and best use of land. It should be recognized that in cases where a site has existing improvements, the highest and best use may very well be determined to be different from the existing use. The existing use will continue, however, unless and until land value in its highest and best use exceeds the total value of the property in its existing use. Implied within these definitions is recognition of the contribution of that specific use to community environment or to community development goals in addition to wealth maximization of individual property owners. Also implied is that the determination of highest and best use results from the appraiser's judgment and analytical skill, i.e., that the use determined from analysis represents an opinion, not a fact to be found.

To test the highest and best use of land as though vacant or a property as improved, an analysis must be made of all logical, feasible alternatives. The market usually limits the number of property uses to a few logical choices. Each alternative use must first meet the tests of (1) physical possibility and (2) legal permissibility. The uses that meet the first two tests are then analyzed to ascertain how many financially feasible alternatives must be considered. The final estimate is the use that is maximally productive.

The analysis is divided into two parts. The first assumes the waterfront industrial site is vacant and ready to be improved. The second consideration is highest and best use as improved.

LEGALLY PERMISSIBLE

      Legal restrictions typically refer to public, private, and comprehensive zoning restrictions. As noted earlier in this report, the subject property is not subject to comprehensive zoning. We are not aware of any adverse deed restrictions.

      The road right-of-way and observed utility easements are not atypical.

      Because the +/-43.34 acre industrial site is located within the confines of the Lake Charles Harbor & Terminal District (Port of Lake Charles), it is subject to general guidelines that apply to all Industrial Canal properties. These general guidelines and restrictions are not onerous to overall property value.

PHYSICALLY POSSIBLE

      The second constraint on the possible use of a parcel is dictated by the physical aspects of the land area. The size and location of a tract of land are important determinants of value.

      The +/-43.34 acre industrial tract has +/-3,046.31 feet of frontage on the shoreline of the Industrial Canal. It also has +/-964.74 feet of frontage on the north side of Henry Pugh Boulevard. The land area is cleared. The south end of the property is above road grade and the north end has an elevation slightly above the channel. The eastern shoreline is erosion protected by interlocking steel bulkhead panels and the majority of the site is stabilized.

      Soil surface and subsurface types are unknown since no detailed engineering analysis of the soil was available. However, based upon the presence of neighborhood buildings, we assume that the land, with PROPER FOUNDATION WORK, can support the type improvements found in the area. Further detail on the soil conditions of the site, if required, should be by qualified professionals in this field.

      The subject parcel does not appear to be a "wetlands".

      Waterfront access and public road access are very good. The Industrial Canal is +/-40 feet deep and +/-400 feet wide. There is a large turning basin on the east side of the "UNIFAB" site and the waterway route to the Gulf of Mexico is unobstructed. These attributes enhance the marketability of the +/-43.34 acre industrial waterfront site.

      Although the north end of the property is located inside the 100-year flood plain, we are not aware of any drainage problems. Most of the neighborhood along the shoreline is located inside FEMA "Zone A". This is not uncommon along coastal areas of South Louisiana.

      Available utilities include Bell South telephone service, Entergy electric service, Port of Lake Charles municipal water service, and an on-site mechanical wastewater treatment plant (UNIFAB). Natural gas is not available.

      The size (+/-43.34 acres) of the subject parcel and its positive attributes allow a wide variety of possible uses.

FINANCIALLY FEASIBLE

      A use is financially feasible if it creates a positive net income or positive rate of return. The subject property is suitable for commercial, agricultural, industrial, or residential development. Industrial use is common in the neighborhood and such a use will generate a greater land value than residential use or farmland use. Commercial retail use is unlikely since there is no commercial synergy in the neighborhood nor is there pedestrian traffic or a high volume of vehicular traffic.

      The goal of the typical investor is for the property to produce income, or return, greater than the combined income needed to satisfy operating expenses, financial expenses, and capital amortization. All uses expected to produce a positive return are regarded as financially feasible.

      Based on neighborhood trends, Port of Lake Charles regulations/restrictions, and physical characteristics, the most likely feasible use of the subject parcel is industrial development. This use is consistent with the attributes of the property, its location, and neighborhood trends.

MAXIMALLY PRODUCTIVE USE

      After considering and comparing all uses determined to be physically possible, legally permissible, and financially feasible, we conclude that the highest and best use of the +/-43.34 acre waterfront tract is industrial development. This use is maximally productive.

"AS IMPROVED"

      Major building improvements include a pipe fabrication shop building, mechanic shop building, and fabrication shop building. All three are "Class S" industrial structures in "like new" condition (1999-2000 construction). The improvements are described in greater detail in the "Description of Building Improvements" section of this report.

      As indicated previously, the improvements are in "like new" condition and the style/design/layout of the complex is functional for industrial fabrication activities. However, not many firms can afford a +/-$30,000 per month groundlease payment. The building improvements total +/-76,825 square feet and size alone is a deterrent to marketability. Without "contracts in place", there are only a handful of industrial operators who can afford a facility like "UNIFAB International West". There is value loss due to economic obsolescence. Regardless, the improvements add to overall value and should not be razed. The existing building complex is the highest and best use of the property "as improved".

SALES COMPARISON ANALYSIS SUMMARY:

Building Contributory Value               $  4,612,000
Add: contributory value of
   Crane System, Fence, Minor
   Items                                       588,000
                                          ------------
Contributory Value of
    Building Improvements                 $  5,200,000
Add: Land Value                              3,300,000
                                          ------------
Sales Comparison Baseed
   Property Value
   (Fee Simple)                           $  8,500,000
                                          ------------

The third valuation approach applied in the analysis of the Fee Simple ownership interest is the Income Approach. This is the procedure in appraisal analysis that converts anticipated benefits (dollar income or amenities) to be derived from the ownership of property into a value estimate. In the Income Approach to Value, the gross annual income attributable to the subject property is estimated. From this amount, all applicable expenses are deducted. The anticipated future net operating income and reversion are then discounted to present value at the overall capitalization rate.

The "UNIFAB West" building complex is an income-producing asset. For this reason, an income analysis is a reliable indictor of value.

The Income Approach to value consists of methods, techniques, and mathematical procedures that we use when analyzing a property's capacity to generate monetary benefits and when converting the benefits into an indication of present value.

Typically, two methods of income capitalization are used in appraisal analysis - direct capitalization and yield capitalization. If the "UNIFAB West" industrial complex were leased in the open market, lease income and operating expenses would most likely be relatively stable. Light-industrial properties are typically leased "triple-net". For this reason, we have applied the Direct Capitalization Method.

Whether direct or yield capitalization is used, there are several steps that we typically apply in the capitalization process. They include:

      1. Estimate "market" rent, and Potential Gross Income. Market rent is "the rental income that a property would most probably command in the open market, indicated by current rents paid and asked for comparable space as of the date of the appraisal." Contract rent is "the actual rental income specified in a lease." Contract and market rental on a given property can differ at a given time. Where contract rent exceeds market rent, an advantage accrues to the Lessor, and where market rent exceeds contract rent, an advantage accrues to the Lessee. In this analysis, market rent is estimated by analyzing investment return rates for recently constructed commercial buildings.

      2. Estimate income loss due to Vacancy and Collection Expense. This is also a market indicated ratio, and is usually obtained by market study. Because the building is occupied by an owner-affiliate, we have estimated the occupancy level based on comparative data. The level of use of a property such as the subject varies significantly, and is not typically disclosed by operators. Potential Gross Income less Vacancy and Collection Loss provides Effective Gross Income.

      3. Estimate and subtract operating expenses. Leases are typically written with provisions for the Lessor to pay certain expenses pertaining to the operation of the property. Many of the recently constructed "Class S" office/warehouse facilities are owner-occupied. Those that are leased, are typically leased "triple-net" which means the Lessee is responsible for most operating expenses. Major expense categories applicable to the Lessor include Management Expense and Replacement Reserves for short-lived building components. Effective Gross Income less operating expenses equals Net Operating Income (NOI).

      4. Estimate the Overall Capitalization Rate. The Overall Rate is a rate that equates the income stream with Market Value. It can be extracted from sales by dividing the net income generated by the property at sale, by its sales price. This reflects the return requirements of typical investors in the market for properties of the subject type. This rate can also be simulated using mortgage-equity analysis, which is based on the proposition that most sales of properties of this type generally include a blend of mortgages and equity funds. By allocating the returns to the components, a weighted average rate can be computed.

      5. Capitalize Net Operating Income at the Overall Capitalization Rate (Direct Capitalization). This involves dividing the stabilized market-oriented Net Operating Income by the market supported Overall Capitalization Rate.

Comparative data indicates that if the "UNIFAB West" building complex were leased, the terms would most likely be "triple-net" with the primary term rate fixed for three years. Recent inflationary trends have been in -the 2%-4% per annum range. With a fixed lease amount and stable inflation trends, the projected cash flow for the subject property should be relatively stable. While it is true that rental rates are edging up each year, operating expenses are also slowly rising. This stable aspect of the projected income stream is the basis for our application of the Direct Capitalization Method. This best represents the decision process of a potential industrial investor.

We researched the market seeking industrial lease agreements for large fabrication facilities. This type data is scarce. Large specialized fabrication facilities are almost always created for owner-occupancy. Those new facilities that are subsequently leased are leased to owner-affiliates. In reality, an income analysis is not a reliable indicator of the Market Value of the "UNIFAB West" Fee Simple ownership interest. Our income analysis is utilized mainly as a check against the Market Value range ($8,500,000 - $8,680,000) indicated by the cost analysis and the sales comparison analysis.

Our estimate of potential gross income is based on comparative data. Discussions with builders and property owners indicate that rental rates for new industrial facilities are typically "cost and/or value driven". That is, an investor in a new industrial fabrication plant typically establishes rent based on an acceptable return on the total cost of development and/or Market Value. This return is typically between 11% and 15% of development cost.

Comparative lease data is summarized on the following pages.

4500 Ambassador Caffery Parkway, Lafayette, Louisiana (SEC of Ambassador Caffery Parkway and Kaliste Saloom Road); recently constructed convenience store (Sporty's CONOCO) rents for $51.00 per square foot; the +/-2,000 square foot building is leased for $102,000 per year; according to the Lessee, the "triple-net" rental rate is based on 12% of the total value of the facility, including all FF&E and gasoline storage/dispensing equipment

In Baton Rouge, Louisiana, a Jet 24 convenience store was recently constructed at the corner of North Foster Drive and Winbourne Avenue; according to Mr. Brent Mouton, President of Jet 24, the +/-2,100 square foot facility is leased for $59,000 per year; the rental amount is based on 12.9% of development costs; Jet 24 typically leases their convenience store operations based on an 11.5%-13% capitalization rate

A new Jet 24 convenience store (+/-2,500 sf) was (1998) planned for the northeast corner of U.S. Highway 90 and South Lewis Street, New Iberia, Louisiana; the building site totaled +/-1.50 acres; development cost was to be $570,000 and the "triple-net" lease was to have a primary term of 15 years with an option for four (4) additional five (5) year periods; the proposed annual rental amount was $68,400 based on 12% of total development costs. Mr. Brent Mouton, President of Jet 24, verified this lease agreement; due to the fact that two other convenience stores were recently constructed at the South Lewis Street/U.S. Highway 90 intersection, Jet 24 opted not to build the proposed convenience store

A new Jet 24 convenience store (+/-3,000 sf) was just constructed inside the southwest quadrant of Interstate 49 and Louisiana Highway 6 (near Natchitoches, Louisiana); the land area is 3.49 acres and the new store has a full service "deli" with five (5) fuel dispensers; projected retail sales are +/-$60,000 per month; projected fuel sales are 120,000-150,000 gallons per month; according to Mr. Brent Mouton, President of Jet 24, development costs (including cost of removing old residence) totaled +/-$710,000; the annual lease amount is based on 11% of total development costs; according to Mouton, the 11% rate is "a sweet deal"

      The EXXON convenience store located at 2859 Ambassador Caffery Parkway (@ West Congress Street) in Lafayette, Louisiana, sold for $662,500 on May 12, 1994; the retail building contained +/-2,648 square feet; land area totaled +/-42,776 square feet; the sale included six (5) fuel dispensers and two USTs; fuels sales were approximately 125,000 gallons per month and retail sales were +/-$10,000 per month; at the time of sale, the property was leased for $8,000 per month; based on a sale price of $662,500, the rent amount was 14.49% of Market Value

The aforementioned leases all involve convenience stores. Our research revealed that the 11%-15% return is not just intrinsic to convenience stores. This "return on investment" range is applicable to other types of real estate. The following comparative data supports this observation.

      In New Iberia, Mr. Tommy Hebert recently rehabilitated the Faulk's Automotive Service Center; this +/-14,000 square foot "Class S" building is located at the southwest corner of Admiral Doyle Drive and Julia Street; the building was totally rehabilitated and leased to Instant Home Furnishings, Inc. and Union National Life Insurance Company; interior finish includes sheetrock walls, fluorescent lights, and carpet floor cover; the entire building is finished heated/cooled space; overall development cost was $425,000 ($175,000 purchase price, $250,000 renovation cost); according to the Lessor, TENANT RENT IS BASED ON 12.5% OF OVERALL DEVELOPMENT COSTS; RENTAL TERMS ARE "TRIPLE-NET"

      Located at 209 Southpark Road, Lafayette, Louisiana, is a "Class S" retail office/warehouse development; Precision Properties recently completed the development of the +/-2.07 acre site improved with the retail office/warehouse rental units; the building contains +/-27,200 square feet and is divided into seven suites and is 100% leased (it was 92% pre-leased before construction was complete); the "Class S" building has sheetrock walls (painted), carpet/vinyl floor cover, acoustical ceiling panels, and individual utility meters; each unit is heated/cooled space; the building cost was $1,100,000; tenants are responsible for utilities, maintenance, hazard insurance (pro-rata), and ad valorem taxes (PRO-RATA); QUOTED RENTS ($6.50 PSF) ARE BASED ON 15% OF THE COST OF DEVELOPMENT ($1,100,000 BUILDING, $85,000 LAND COST)

A light-industrial office/warehouse facility located on the south side of Lafayette inside the Sugar Mill Park development was recently constructed; the gross building area is +/-11,700 square foot ("Class S" office/warehouse); the building is occupied by Drill Motor Services; Mr. Daniel Spiller is the landlord/owner of the building. The facility was completed in January, 1997, and includes 26% finished office space, 3-phase electrical service, four roll-up doors, package A/C in the office, batt-insulation in warehouse/shop area walls, and +/-21,945 square feet of concrete drives and parking; the contractor was Joe Picard and construction cost was $403,000; Mr. Spiller indicates that his annual rent ($50,000 "triple-net") is based on 12% OF TOTAL DEVELOPMENT COST.

A new KEG fast-food restaurant (+/-2,579 sf) was just constructed inside the 2400 Block of Ambassador Caffery Parkway (Lafayette, Louisiana); the land area is 1.1635 acres; Mr. Billy Hoffpauir was the developer and the property was subsequently leased "triple-net" for $85,263 per year; the Lessee is responsible for ad valorem taxes, hazard insurance, and general maintenance; the Lessor is responsible only for structural maintenance; the lease has an initial primary term of 20 years with two 5-year options; rents ratchet upward beginning in the sixth year (CPI based increases); according to Hoffpauir, the rent is based on 12.65% OF THE COST OF DEVELOPMENT ($674,000)

Located at 101 Airport Road inside the Acadiana Regional Airport Industrial Park development (near New Iberia, Louisiana), is a +/-26,030 square foot "Class S" office/warehouse complex; the main building has average "Class S" construction quality and +/-5,044 square feet of heated/cooled finished office space (+/-19% of building total); the property was recently (December 2, 1997) purchased by 111 Airport, L.L.C. (Steve Thompson, et al) for $325,000; the buyers spent an additional $322,000 upgrading/remodeling the facility for occupancy by Newpark Drilling Fluids; the lease is "triple-net" with a ten-year primary term (December 24, 1997 - December 23, 2007) and two 5-year option periods; the option to purchase is based on appraised value; according to Mr. Steve Thompson, a representative of the property owners, the rent ($7,700 per month) is based on 14.28% of the COST OF DEVELOPMENT

      An +/-18,480 square foot "Class S" office/warehouse building was recently completed for occupancy by "Airborne Express"; this new distribution center is located on a 4.089 acre site in Northpark Technology Industrial Center between Lafayette and Opelousas, Louisiana; finished office space is 2,700 square feet (15% of the building); total development cost was $904,000; exterior features of the building include corrugated metal sides and roof with CMU walls around the office portion; interior features include carpet, ceramic tile (restrooms), vinyl floor cover, and package air-conditioning (office areas); the warehouse has smooth concrete floors with suspended gas-fired heaters and vinyl covered battinsulation; construction was completed on March 1, 1999; the building was constructed subject to a "triple-net" lease between CMC Group, Inc. (Lessor) and Airborne Freight Corporation (Lessee); the primary term is 10 years with two 3-year option periods; initial primary term rental is $8,701 per month or, $104,412 per year; rent escalates during Year Six to $114,756 per year; rent during the first option period is $10,318 per month and during the second option period, rent is $10,826.20 per month; Lessor is responsible only for structural maintenance costs; THE INITIAL RENTAL AMOUNT ($8,701 PER MONTH) IS BASED ON 11.55% OF THE COST OF DEVELOPMENT

As noted, market supported rates of return typically range between 11% and 15%, regardless of property type or location. We recently appraised a proposed "Airborne Express Distribution Center" and as a part of the appraisal, we reviewed other recently constructed "Airborne" facilities located in other parts of the United States.

The recently constructed "Airborne Express Distribution Center" located in the Sante Fe Pacific Business Center in Phoenix, Arizona, currently leases for $5.20 per square foot. This +/-42,321 square foot facility contains +/-4,945 square feet of office space with five dock-height doors and +/-110 parking stalls. The land area is +/-4.00 acres. This rental rate is +/-12% OF THE COST OF DEVELOPMENT.

In Columbia, South Carolina, the "Airborne" distribution center leases ("triple net")for $5.60 per square foot ("triple net"). This new facility contains +/-30,784 square feet of which +/-4,800 square feet is finished office space. The center HAS four dock-height doors and +/-100 parking stalls. The land area contains +/-7.5 acres. The primary term rental rate is +/-12% OF the cost of development.

Located in Pittsburgh, Pennsylvania, inside RIDC Park West (28 Summit Park Drive) is a recently (1997) constructed +/-53,176 square foot "Airborne" distribution center. The land area is +/-5.9 acres and finished office space (+/-4,888 sf) is +/-9% oF THE total building area. The steel frame/brick facility has +/-165 parking stalls and an initial monthly rent that calculates to $6.50 per square foot ("triple-net"). The primary rental rate is +/-13.5% OF THE COST OF DEVELOPMENT

FEE SIMPLE MARKET VALUE ANALYSIS - CONTINUED

In Tucson, Arizona, the "Airborne Express" facility IS located inside the Butterfield Business Center. This +/-34,704 square foot facility was reportedly just completed. The land area is +/-3.75 acres and finished office space is +/-3,600 square feeT. The building has "tilt-up" concrete exterior panels and +/-92 parking stalls. "Triple-net" monthly rent during the initial primary term is $5.90 per square foot ($182,196 per year). The primary term rental rate is approximately 13% OF THE COST OF DEVELOPMENT.

In New Orleans, Louisiana, a 2.9 acre site inside the Elmwood Industrial Park is improved with a +/-31,172 square fooT "Airborne" distribution center. The facility was constructed during 1995 and contains +/-31,172 square feet. Finished office space is +/-4,200 square feet and the facility has +/-95 parking stalls. The steel frame/CMU facility currently leases ("triple-net") for $7.98 per square foot. The rental rate is REPORTEDLY +/-15% OF THE COST OF DEVELOPMENT.

While these "Airborne Express" developments involve building improvements unlike the subject improvements, the trend is clear. The anticipated rate of return, regardless of property type or location, is typically between 11% and 15% of the cost of development.

Based on comparative data and "UNIFAB West" attributes (location, economic factors, construction quality, and physical characteristics), projected rent is based on a 13% return on investment. Our cost analysis indicates a property value (Fee Simple ownership interest) of $8,680,000. This value is supported by the sales comparison analysis. The projected lease amount, assuming a 13% return on investment, is $1,128,000 per year ($1,128,400, rounded).

The return on land is typically 10%. With a land value of $3,300,000, the portion of the lease amount attributable to the land is $330,000. This leaves $798,000 for the building improvements. With an estimated contributory tributory value of $5,380,000, the return on the improved portion of the property is 14.8%. This is consistent with market data and supports our selection of a 13% lease rate.

In the aggregate, Appraisal Institute literature defines vacancy and collection loss as "an allowance for reduction in potential income attributable to vacancies, tenant turnover, and nonpayment of rent". This definition encapsulates several distinct elements: frictional vacancy, structural vacancy, absorption vacancy, and credit loss.

Frictional vacancy represents "vacancy unrelated to disequilibrium in supply and demand, but rather due to tenant relocations as leases roll over and expire". Structural vacancy reflects "difficulties inherent in the property or a specific amount of space that management chooses to leave vacant as a way of dealing with contractual or perceived issues of tenant expansion".

FEE SIMPLE MARKET VALUE ANALYSIS - CONTINUED

Absorption vacancy and credit loss relate to what is typically referred to as the "stabilized or equilibrium vacancy rate". Absorption vacancy deals with the propertyspecific occupancy condition and the existing space needed to be leased to achieve the stabilized/equilibrium vacancy rate. Credit loss is "an allowance for nonpayment of rents or expense reimbursements due to default or selective negotiation because of current market conditions".

"UNIFAB West" was created for owner-occupancy. The ground-lease agreement extends until August 31, 2005, and there are two five-year option periods. Demand for stabilized waterfront industrial property is good. There are several factors that enhance the marketability of "UNIFAB International West". The buildings are in "like new" condition and the facility is a "state-of-the-art" fabrication complex. The yard area is stabilized for heavy-equipment use and shoreline utilities are available for dockside work. The Industrial Channel is 40-feet deep and there is direct unobstructed access to the Gulf of Mexico. Income loss due to vacancy and collections problems should not be significant. We have allocated 5% for this expense category.

Based on our projected gross income estimate (+/-$1,128,000), anticipated average income loss due to vacancy and collection problems is +/-$56,400 ($1,128,000 x 5%). Our +/-5% estimate does not mean that exactly 5% of the lease income will be lost evERY year due to vacancy and/or collection problems. Our 5% estimate should be sufficient to cover AVERAGE vacancy for the projected ownership term (typically 7-10 years).

Industrial facilities are often leased "triple-net". This is the typical arrangement indicated by our rent comparables and further supported by conversations with local operators. Our projected operating statement is based on the assumption that the tenant is responsible for ad valorem taxes, hazard insurance, utilities, janitorial, and routine maintenance. The landlord is typically responsible for structural maintenance and management expenses.

Local property managers typically charge 4%-10% for management responsibilities. "UNIFAB West" is designed for single-tenant use and management responsibilities should be relatively routine. Projected lease terms are "triple-net" which makes administration simple. Our projected management fee is $50,000 per year. This represents 4%-5% of collected income.

                  FEE SIMPLE MARKET VALUE ANALYSIS - CONTINUED

Structural maintenance expenses should not be significant. The "UNIFAB West" building complex is in "like new" condition. Comparative data suggests an expenditure between $0.10 and $0.20 per square foot per year. Some structural repairs will presumably be covered by insurance. Also, our operating expense projection includes a replacement reserve allowance for short-lived building components. Our estimate is +/-$11,500 per year which calculates to approximately 150 per square foot.

None of the real estate professionals we interviewed include a reserve allowance in their expense statements. Each stated that a replacement is typically handled from cash flow at the time of the replacement. Further, most believe that the typical holding period eliminates the need for a reserve. For example, a first time owner/investor does not anticipate replacing items during his initial term of ownership. A subsequent owner, realizing that replacement may be necessary during his/her ownership, penalizes the negotiated purchase price for condition. Several property owners were consulted and each felt that the idea of a reserve is theoretically a "good idea", but in the local retail market it generally is not practiced. Regardless, we believe a prudent investor should set aside funds to replace worn floor cover, ceiling panels, and faulty air-conditioning compressors. According to information provided by the Korpacz Real Estate Investor Survey (Third Quarter 2001), property owners typically set aside $0.10-$0.20 per square foot per year to replace short-lived building components. Our projection for the "UNIFAB West" building complex is $9,200 per year. This calculates to approximately $0.12 per square foot. An amount from the low end of the range is warranted because the building is in "like new" condition and replacements during the next 3-5 years should be minimal.

The hypothetical operating statement for the "UNIFAB West" building complex is shown on the following chart.

PROJECTED OPERATING STATEMENT (UNIFAB West)

Potential Gross Income:                            $1,128,000

Less: Vacancy & Collection Loss @ 5%:                  56,000
                                                   ----------

Effective Gross Income                             $1,071,600

            Management (4-5%)           $50,000
            Structural Maintenance       11,500
            Replacement Reserves          9,200
                                        -------
                                                       70,700
Net Operating Income                               $1,000,900
                                                   ----------

The next step is to estimate a proper income capitalization rate. Because of the anticipated stable nature of the subject property income stream, the Direct Capitalization Method is utilized to estimate value in this income analysis.

Capitalization is a process that translates net income into an indication of value. As a result of discussions with several property owners, we note that many commercial facilities are purchased not for purposes of rental income, but rather, are purchased for the business potential of the property to the owner. In line with this thought is the fact that many recent sales have been to owner-users rather than to investors. As a result, none of the building sales cited earlier in this analysis can be effectively utilized to derive market capitalization rates.

Accepted appraisal practice prohibits the adjustment of an overall capitalization rate (OAR) because it is presumed that market forces have already adjusted the rate. That is, a better property will generate more income and sell for a greater amount (vice versa for properties of lower caliber).

A Band of Investment analysis is an alternative method for deriving a capitalization rate. This method utilizes mortgage and equity components. Because most properties are purchased with debt and equity capital, the return on investment component of the overall capitalization rate must satisfy "return" requirements intrinsic to each investment position.

Lenders typically anticipate receiving a competitive interest rate commensurate with the perceived risk. If not, loan funds are denied. Similarly, equity investors anticipate receiving a competitive equity yield commensurate with perceived investment risk or they will divert investment funds elsewhere. The overall capitalization rate should therefore satisfy both the lender's mortgage constant requirement and the equity investor's equity dividend requirement.

In order to "build" this composite rate, the percentage of the purchase price that will be financed (typically 70%-80%) is multiplied times the mortgage constant (a function of the interest rate, the frequency of amortization, and the term of the loan).

Loan terms can be obtained by contacting loan officers at various lending institutions and requesting quotes for commercial properties with the features similar to the subject property. Research into conventional loan terms for industrial investments indicates that the typical loan-to-value ratio is 70%-80% with a loan term of 5-20 years (typically with a short-term call feature). Typical lending rates range between 7% and 9%. Rates quoted by national/regional lenders and government lenders are much lower (sometimes less than 7%).

The Mortgage-Equity Band of Investment Method is a realistic method for selecting a capitalization rate. In this method, consideration is given to the current availability of mortgage financing, as well as equity requirements. Capital recapture is provided through amortization. The logic of this method is persuasive because it recognizes that the market is not a free and clear market, but rather a market dependent upon financing. Further, this method recognizes the predisposition of investors to measure the equity cash flow (dividends) available on the required equity investment. This method is attractive because it can easily be adapted to changes in the money market or the equity market.

Based on our discussions with several lenders, a typical loan package for the subject property would be 8.25% with an amortization term of 15 years. The annualized constant for such a loan is 0.1164. A loan-to-value ratio of 75% is typical. The rate for the equity portion represents the minimum rate necessary to attract investment capital and this equity rate should be greater than the mortgage rate since equity is first in the line of exposure (greater risk). The equity rate is influenced by several factors including degree of risk, alternative investments, market attitudes, etc. An equity rate of 12% is not atypical. The imputed capitalization rate (rounded) is 11.73% ([0.75 x.1164] + [0.25 x.121).

An alternative method of estimating the capitalization rate utilizes the typical debtcoverage-ratio (the percentage amount the net operating income exceeds the debt service). In the previous calculation, the interest rate is 8.25%. The mortgage constant for this interest rate over a 15-year amortization term is
0.1164. Therefore, the overall rate developed using a typical debt-coverage-ratio (DCR) of 125% (1.25) is as follows:

            Loan-to-Value Ratio x Mortgage Constant x DCR = Overall Rate The two methods of rate selection suggest a range between 11.35% and 11.73%.

The Korpacz Real Estate Investor Survey (Third Quarter 2001) indicates that nationwide, industrial property overall capitalization rates typically range between 8% and 11%. The average rate during the third quarter was 9.1%.

Based on neighborhood trends, the current economic climate (apprehension regarding the recent terrorist attacks on New York and Washington D. C.), and the age/condition/quality of the "UNIFAB West" industrial complex, we have selected 11.5% as a realistic capitalization rate for the subject property. Newer structures typically have lower "risk rates". Specialized properties often have higher "risk rates" and greater debt-coverage-ratios.

As noted earlier, direct capitalization involves division of Net Operating Income by an overall rate extracted from market data. The income analysis is summarized below.

INCOME ANALYSIS SUMMARY:

NET OPERATING INCOME ................................................................. $1,000,900
Capitalization Rate ................................................:.................       11.5%
Estimated Value =.....................................................................    NOI/OAR
$1,000,900/0.115 = ................................................................... $8,703,478
MARKET VALUE (FEE SIMPLE)............................................................. $8,700,000
                                                                                       -----------

The Market Value range of the property (supported by the three traditional appraisal approaches) is:

COST APPROACH                                                           $ 8,680,000
SALES COMPARISON APPROACH                                               $ 8,500,000
INCOME CAPITALIZATION APPROACH                                          $ 8,700,000

The Sales Comparison Approach is applied to estimate the Market Value of the land area (unencumbered by the ground-lease). Our land value analysis is market supported and indicates a value of $3,300,000 for the +/-43.34 acre waterfront industrial site. This land value estimate is consistent with prices being paid for similar industrial waterfront sites.

Our cost analysis is based on information provided by a national construction cost firm (Marshall Valuation Service) and a Louisiana cost consultant (Fred Moran). We also used "UNIFAB West" historical construction cost data. Our cost based Market Value estimate is $8,680,000. The buildings are in "like new" condition and the value loss attributable to physical deterioration and functional obsolescence is minimal. There is some value loss due to economic obsolescence. The building complex is a specialized industrial fabrication facility. Given this scenario, the cost analysis is a reliable indicator of Market Value. An investor in this property will certainly consider the cost of creating a similar facility verses the cost of purchasing the existing complex.

The Sales Comparison Approach relative to the whole property (land component, industrial fabrication building complex) indicates a value of $8,500,000. Our sales analysis is based on four industrial property sales.

Facilities like "UNIFAB West" are rarely leased. Those that are leased, usually involve affiliated parties. Our income analysis is based on "return on investment" criteria and comparative operating expense data. Projected net operating income (attributable to the "UNIFAB West" building complex and +/-43.34 acre site) is capitalized into value at a market supported capitalization rate (11.5%). The income analysis indicates a property value of $8,700,000.

Investors base purchase decisions mainly on income considerations. Rent levels, occupancy levels, expense ratios, and future value expectations play a major role in the investor's decision regarding the purchase of an income producing facility. Potential owner-occupants base purchase decisions on factors other than pure income production. A potential owner-occupant is more likely to base a purchase decision on location and whether or not the facility can accommodate his or her business operation. Owners typically are willing to pay more than investors provided the facility can accommodate the owner's business.

The three approaches to value indicate a consistent value range between $8,500,000 and $8,700,000. Because "UNIFAB West" is owner-occupied, the sales comparison analysis is emphasized. After considering highest and best use and all available market data, we estimate that on September 28, 2001, the "AS IS" MARKET VALUE of the Fee Simple ownership interest in and to the subject property ("UNIFAB West", Lake Charles, Louisiana; +/-76,825 sf building complex, +/-43.34 acre site) was:

            EIGHT MILLION FIVE HUNDRED THOUSAND DOLLARS ($8,500,000)

This value is allocated between the land ($3,300,000), buildings ($4,612,000), and the contributory value of the crane systems ($271,000), fence, and minor improvements ($317,000).

MARKETING TIME is defined by Appraisal Institute literature as "the time it takes an interest in real property to sell on the market subsequent to the date of an appraisal". We estimate marketing time for the subject property to be +24 months based on current market conditions and the attributes (construction quality, function, age/condition, location) of the "UNIFAB West" industrial building complex. This marketing time estimate assumes 12-18 months of market exposure and +/-2 months for due diligence, financial negotiations, professional work, and ultimate sale closure.

Exposure time is defined as "the estimated length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at Market Value on the effective date of the appraisal (the time a property remains on the market)". Based on the current economic climate and interviews with knowledgeable market participants, the estimated exposure time relative to the subject property is +/-24 months. A realistic sale price (within +/-10% of $8,500,000) is implied and professional, aggressive marketing is a must.

                     LEASEHOLD ESTATE MARKET VALUE ANALYSIS

"UNIFAB West" owns the +/-76,825 square foot industrial building complex. The recently (1999-2000) constructed industrial fabrication facility is located on a +/-43.34 acre waterfront site contiguous to the Industrial Canal Waterway in Calcasieu Parish (Louisiana). This Calcasieu Parish industrial development is a port, harbor, and terminal district of the State of Louisiana. "UNIFAB International West" does not own the +/-43.34 acre industrial site. The Lake Charles Harbor & Terminal District has leased the +/-43.34 acre site to "UNIFAB International West" for an initial period of 7 years (September 1, 1998 - August 31, 2005; $635 per acre per month; two five-year options; rent is "CPI" adjusted). The remaining term of the lease, including the option periods, is +/-13.9 years. There are 3.9 years remaining in the primary term of the lease. Initial ground-lease payments were $635 per acre per month with "CPI" based increases. "UNIFAB West" has the right to renew the lease for two (2) additional terms of five (5) years each. The lease can be assigned as long as "UNIFAB West" is responsible for the obligations of the lease.

Effective September 1, 2001, the lease amount is $29,931.90 per month which calculates to $690.63 per acre per month for the +/-43.34 acre waterfront tract. During the prior period, the lease amount was $29,156.98 per year. Two years ago, the lease payment was $28,209.57 per month. The average increase per year has been between 2.7% and 3.4% (consistent with general inflation trends). We have retained a copy of the "Memorandum of Lease" in our office files.

Because of the aforementioned ground-lease, a significant portion of the Market Value estimates center on the value of the LEASEHOLD ownership interest (tenant's interest).

In the valuation of a LEASEHOLD ownership interest, the value of the LEASEHOLD ESTATE is the difference between the Market Value of the UNENCUMBERED FEE SIMPLE ownership interest ($8,500,000) in and to the property assuming it is not encumbered by a lease and the estimate of the Market Value of the LEASED FEE ownership interest in and to the property by virtue of the existing lease. This is known as the INDIRECT METHOD.

The UNENCUMBERED FEE SIMPLE ownership interest estimate is made assuming the property is vacant and ready for development and assuming it is not encumbered by the lease. In appraisal theory, there is economic value to the LEASEHOLD interest if the ground-lease contract rent paid to the Lessor is less than economic rent. The advantage, if any, to the Lessee is the LEASEHOLD ownership interest in the property. The INDIRECT METHOD for estimating the value of the LEASEHOLD ESTATE is based upon the assumption that the LEASEHOLD ownership interest is the difference between the Market Value of the UNENCUMBERED FEE SIMPLE interest and the value of the LEASED FEE ownership interest.

Leasehold Estate Market Value Analysis - continued

The LEASED FEE ownership interest (Lessor's interest) in a property consists of
(1) the right to receive the contract rent provided by the lease; (2) the reversion of the real estate at the end of the lease; and (3) plus any benefits but minus any penalties (according to the provisions of the lease). Basically the valuation of a LEASED FEE interest is a matter of dividing the value of the real property, free of the lease, into separate values allocated to the LEASED FEE interest and LEASEHOLD ESTATE. The sum of the values of the LEASED FEE ownership interest (subject to the groundlease) and LEASEHOLD ESTATE tends to be the same as the value of the property free and clear (FEE SIMPLE).

However, under certain circumstances, the total value of the property as a unit can be more or less than the sum of the values of the FEE SIMPLE ownership interest and the LEASEHOLD ESTATE. In the valuation of LEASED FEE interests, the amount of the rental income is generally set by contract. The contract rent for the term of the lease is income with the characteristics of an annuity. The valuation of an annuity calls for estimating the present value of the income stream at an appropriate discount rate for the remaining term of the lease. This computation produces the capitalized value of the income stream. The appropriate discount rate includes consideration of the risks inherent in receiving the income stream, as well as a comparison of rates of return available with competing investments with similar income characteristics. The next step in the valuation of the LEASED FEE ownership interest is to value the present worth of the property that reverts to the Lessor at the expiration of the lease. The classical approach to valuing the LEASED FEE interest utilizes contract rent over the entire term of the lease, and the projected reversion value of the property at the end of the lease.

The DIRECT METHOD for the valuation of the LEASEHOLD ESTATE utilizes the Income Approach to Value to estimate the net income intrinsic to the LEASEHOLD ownership interest. The LEASEHOLD ESTATE (Lessee's Interest) involves the right to receive net income generated by subleasing the property over the term of the lease to others less the contract rent provided by the underlying lease with the landlord plus any benefits but minus any penalties, according to the provisions of the lease. Basically the valuation of a LEASEHOLD ownership interest is the present value of the lease income stream to the LEASEHOLD interest over the term of the lease. The appropriate discount rate includes consideration of the risks inherent in receiving the income stream, as well as a comparison of rates of return available with competing investments with similar income characteristics.

               LEASEHOLD ESTATE MARKET VALUE ANALYSIS - CONTINUED

A knowledgeable investor in "UNIFAB West" would base a purchase decision on the present value of any advantage in the underlying ground-lease due to favorable or "below market" lease terms (if any) over the remaining term of the lease plus the reversionary value of the building improvements at the end of the lease term. Based on our analysis of comparative data, we conclude that the ground-lease agreement is market-oriented and there is no advantage to the Lessee.

In order to estimate the MARKET VALUE of "UNIFAB West's" LEASEHOLD ownership interest (tenant's interest), we first estimated the FEE SIMPLE value of the land and applicable buildings (i.e. as if unencumbered by the existing lease). Because there is no apparent advantage in the ground-lease agreement, the analysis centers mainly on the contributory value of the building improvements (exclusive of land value).

In accordance with terms of the ground-lease agreement, "UNIFAB West" is currently paying $690.63 per acre per month. This calculates to $29,931.90 per month for the +/-43.34 acre waterfront tract. Annually, the ground-rent payment is $359,182.85.

We have studied a variety of ground-lease agreements relative to commercial and industrial properties. Most ground-lease payments are based on a +/-10% annual rate of return (applied to land value). The return on improvements is greater (typically 12%-16%).

On the following pages is comparative data relative to industrial waterfront ground-lease agreements.

INDUSTRIAL WATERFRONT GROUND-LEASE

LESSOR:                                         CONFIDENTIAL

LESSEE:                                         CONFIDENTIAL

RECORDATION:                                    Letter Agreement (memordandum of Lease document filed in St. Mary
                                                Parish Clerk of Ct. Office)

LEASED PREMISES:                                8.531 acres (+/-330 feet on Bayou Boeuf,+/-158 front feet on
                                                Railroad Avenue), Morgan City, St. Mary Parish, Louisiana

PRIMARY TERM:                                   September 1, 1989 - August 31, 1999

RENT DURING PRIMARY TERM:                       $45,947 per year (currently paying $50,000 per year)

RENEWAL OPTION:                                 Three additional ten (10) year option periods

RENT INDICATORS:                                +$5,862 per acre per year

REMARKS:                                        On March 25, 1999, the tenant (confidential) exercised its right to extend the term of the lease an additional 10 years ($50,000 annual payment)

INDUSTRIAL WATERFRONT GROUND-LEASE

LESSOR:                                         CONFIDENTIAL

LESSEE:                                         CONFIDENTIAL

RECORDATION:                                    Letter Agreement (memorandum of Lease document filed in St. Mary
                                                Parish Clerk of Ct. Office; COB 42-I, Folio 67)

LEASED PREMISES:                                10.72 acres (+/-500 feet on Bayou Boeuf,+/-494 front feet on south side of Youngs Road, 973.6 front feet on east side of Avoca
                                                Road); Morgan City, St. Mary Parish, Louisiana

PRIMARY TERM:                                   June 1, 1988 - May 31, 1998

RENT DURING PRIMARY TERM:                       $39,638.45 per year (currently paying $47,300 per year)

RENEWAL OPTION:                                 Three additional ten (10) year option periods

RENT INDICATORS:                                +$4,412 per acre per year

REMARKS:                                        On February 24, 1999, the tenant (confidential) exercised the first 10-year option with an annual payment of $47,300

                                                Ground-lease payment based on 10% of the Market Value of the industrial waterfront tract

INDUSTRIAL WATERFRONT GROUND-LEASE

LESSOR:                                         CONFIDENTIAL

LESSEE:                                         CONFIDENTIAL

RECORDATION:                                    Letter Agreement (memorandum of Lease document filed in St. Mary
                                                Parish Clerk of Ct. Office)

LEASED PREMISES:                                44.78 acres (+/-1,900 feet on Bayou Boeuf,+/-1,300 front feet on south side of Youngs Road, 700 front feet on east side of Youngs
                                                Road); Morgan City, St. Mary Parish, Louisiana

PRIMARY TERM:                                   November 28, 1995 - December 31, 1999

RENT DURING PRIMARY TERM:                       $96,761.86 per year (currently paying $150,000 per year)

RENEWAL OPTION:                                 Seven additional five (5) year option periods

RENT INDICATORS:                                +$3,350 per acre per year

REMARKS:                                        On May 18, 1999, the tenant (confidential) exercised its right to extend the primary term of the lease another five years ($150,000 per year)

                                                Ground-lease payment based on 10% of the Market Value of the industrial waterfront tract

The aforementioned industrial waterfront ground-lease agreements support our observation that the market-supported rate of return on land tends to center on 10%. This is true not only for industrial waterfront parcels, but all types of land (commercial retail, office property, etc.).

Our market analysis indicates that the "UNIFAB West" land area has a Market Value (as if unencumbered by the ground-lease) of $3,300,000. Assuming a marketsupported 10% annual rate of return, the imputed annual ground-lease payment should be +/-$330,000. Current annual ground-lease payments are $359,182.85 (+/-10.9% annual return). The difference between market rent AND contract rent is not substantial enough to conclude that the Lessor has an advantage.

The "UNIFAB West" facility is in "like new" condition and the investment in Leasehold improvements is significant. This facility employs a large number of Calcasieu Parish industrial workers. It is reasonable to assume that the groundlease agreement options will be exercised by "UNIFAB West" or its assigns. There is an "air of uncertainty" in this market and to project future market activity is difficult and somewhat speculative. Based on the demand for good waterfront industrial property and the attributes of the "UNIFAB West" facility, our Leasehold analysis assumes a +/-13.9 year ground-lease term. Because the Leasehold improvements are owned by "UNIFAB West", it is likely that they will continue to be used for at least the next +/-13.9 years (current lease term plus two 5-year option periods). Our estimate of the "as is" Market Value of the Leasehold Estate is the sum of the contributory value of the Leasehold improvements plus the rent advantage, if any, in the ground-ground lease.

LEASEHOLD OWNERSHIP INTEREST:

CONTRIBUTORY VALUE OF BUILDING IMPROVEMENTS                 $4,612,000

Contributory Value of Crane Systems $271,000

Contributory Value of Minor Building Improvements Total     $  317,000

Present Value of Rent Advantage in Ground-Lease             $        0

"As Is" Market Value  of Leasehold Estate                   $5,200,000
                                                            ----------

As a check against our $5,200,000 value estimate, we have performed two additional analyses (Direct Method and Indirect Method).

The INDIRECT METHOD of valuing the Leasehold Estate is based on the assumption that the value of the Leasehold ownership interest is the difference between the estimated Market Value of the Fee Simple ownership interest (assuming the property is not encumbered by the ground-lease agreement) and the estimated Market Value of the Leased Fee Estate (ground-lease in place).

As indicated earlier in this section of the report, the Leased Fee Estate (Lessor's ownership interest) consists of the right to receive contract rent (ground-lease amount), plus the reversion of the real estate at the end of the lease, plus any benefits but minus any penalties, according to ground-lease agreement provisions. Annual rent income is stipulated in the ground-lease agreement. This contract rent income stream has the characteristics of an annuity. The valuation of an annuity typically involves the estimation of the present value of the income stream over the remaining term of the lease. The present value calculation involves the use of an appropriate discount rate. The discount rate represents the risk inherent in collecting contract rent as well as a comparison of the rates of return on competing investments with similar income stream characteristics. The present value of the property that reverts to the Lessor at the end of the ground-lease must also be estimated. The classical method of valuing the Leased Fee ownership interest involves a discounted cash flow analysis that calculates the present value of the contract rent over the term of the ground-lease and the present value of the property at the end of the lease (value of the reversion).

According to the terms of the "UNIFAB West" ground-lease agreement, all tenant improvements "remain the sole property of the tenant". Tenant improvements must be removed from the property within 60-days of the termination of the lease agreement. It's unlikely that "UNIFAB West" will pay to remove the buildings at the end of the term of the ground-lease. There would be little, if any, value in moving the buildings and other improvements to another location. If not removed, ownership of the improvements would presumably revert to the Lessor.

The Leased Fee Estate includes contract rent over the next 13.9 years plus the right to receive the Leasehold improvements at the end of the lease term. Our estimate of the reversion value of the leasehold improvements is based on the assumption that land value will appreciate +/-2% per year and the improvements will depreciate +/-3% per year during the projection period.

Contract rent is "CPI" based and this income stream is projected based on a 2% per year rate of inflation. In accordance with terms of the ground-lease agreement, rent adjustments ("CPI" based) are applied annually in September. Our "as is" Market Value date is September 28, 2001. Thus, our annual rent projections include eleven months at the existing rate and one month at the projected rate. For example, the Year One ground-lease amount is $359,783. This includes eleven months at the current rate ($29,932 per month) plus one month at the "CPI" based rate ($30,531 per month). The Year Two total ($366,982) includes eleven months at $30,531 and one month at $31,141. This procedure is repeated through the first thirteen (13) years of the projection term. The Year Fourteen total includes 11 monthly payments at the existing rate.

Estimated Landlord operating expenses (management, administration, possible leasing fees, etc.) are +/-10% of collected income.

We have utilized a 12% discount rate. Because the ground-lease income is received monthly throughout each year, mid-year discount factors are applied.

The estimated Market Value of the Leased Fee ownership interest is presented on the next page.

              [Leased Fee Ownership Interest (UNIFAB West) omitted]

As indicated on the previous page, the present value (rounded) of the Leased Fee projected income stream is $2,490,000. This includes the annual ground-lease payment for the 13.9 year remaining lease term. Ground-lease payments are projected to increase approximately 2% per year. Lease payments are "CPI" adjusted annually in September. Estimated Lessor operating expenses (+/-10%) are deducted to arrive at net lease income.

The reversion includes land and buildings. Land value ($3,300,000) is projected to escalate +/-2% per year during the 13.9 year remaining lease term. The building improvements ($5,200,000) are projected to depreciate 3% per year. The value (rounded) of the reversion (land and building improvements) at the end of the lease term is $7,741,000. Because of the uncertainty of projecting value
13.9 years into the future, we have discounted the $7,741,000 reversion value at a slightly higher rate (13%). The value of the reversion ($7,741,000) expressed in current dollars (assuming a 13% discount rate) is $1,415,000.

The estimated Market Value of the Leased Fee ownership interest is $3,905,000 ($2,490,000 present value of projected income stream + $1,415,000 present value of reversion at the end of the lease term).

SUMMARY- MARKET VALUE LEASEHOLD ESTATE INDIRECT METHOD:

ESTIMATED MARKET VALUE OF THE FEE SIMPLE OWNERSHIP INTEREST...............    $ 8,500,000
LESS: ESTIMATED MARKET VALUE OF THE LEASED FEE OWNERSHIP INTEREST.........    $ 3,905,000
                                                                              -----------
INDICATED MARKET VALUE OF THE LEASEHOLD OWNERSHIP INTEREST ...............    $ 4,595,000
                        (ROUNDED) ........................................    $ 4,600,000
                                                                              -----------


The Direct Method for the valuation of the Leasehold Estate involves the application of the Income Approach to estimate the net income attributable to the Leasehold Estate.

As indicated earlier in this report, the ground-lease has market-oriented terms and there is no rent advantage to the Leasehold ownership interest.

The first step in the Direct Method is to estimate the market rent for the Fee Simple ownership interest. Capitalization is utilized to convert the unencumbered property value into an indication of market rent. The projected market rental rate is based on a capitalization rate that includes a combination of a rate of "return on" the investment as well as "recapture of' the investment (i.e., "return of' the investment). The capitalization rate for vacant land is typically less than the rate for improved property. This is because the landlord receives rent that is the "return on" the investment in the land. With improved property, the owner receives a "return on" the investment as well as the "return of' the investment in the improvements. At the end of the lease term, the building improvements are older and their contributory value will most likely diminish.

Comparative data indicates that land lease rates typically utilize a 10% capitalization rate. For consistency, this portion of the analysis utilizes the same contract rents that were utilized in the INDIRECT METHOD. Due to rounding, the Year One contract rent ($359,783) is slightly greater than 10% of $330,000. Because there is no measurable Leasehold value in the ground-lease, the contract rent and market rent applicable to the land are the same.

Building improvement rates typically range between 12% and 16%. Specialized improvements and short-lived components have higher capitalization rates. We have applied a 14% rate to the buildings ($4,612,000) and a 17% rate to the crane systems ($271,000) and short-lived minor improvements ($317,000). The Year One rent for the building improvements is $746,000.

Because we assume that the land will appreciate +/-2% per year, the land rent escalates at a 2% annual rate. The building improvements are expected to depreciate +/-3% per year. The rent for the buildings is expected to fall 3% each year.

The analysis is summarized on the following chart. As with the INDIRECT METHOD, the discount rate (mid-year factors) is 12%.

The Direct METHOD indicates that the Market Value of the Leasehold ownership interest is $4,536,000.

              [Leasehold Ownership Interest (UNIFAB West) omitted]

RECONCILIATION AND FINAL MARKET VALUE ESTIMATE:

We utilized three separate analyses to estimate the Market Value of the Leasehold ownership interest:

ADDITIVE METHOD................................................   $5,200,000
INDIRECT METHOD................................................   $4,600,000
DIRECT METHOD..................................................   $4,536,000

The three analyses indicate relatively consistent values and our final estimate is therefore inside the $4,536,000 - $5,200,000 range.

The Indirect Method and the Direct Method were utilized as a check against the Additive Method. The Indirect Method and the Direct Method both support a value less than $5,200,000. Our final value conclusion is therefore a mid-range value.

Based on our analysis of market data and the attributes of the "UNIFAB-West" facility, we estimate that on September 28, 2001, the "as is" Market Value of the Leasehold ownership interest was:

                              FIVE MILLION DOLLARS
                                  ($5,000,000)

                          "DISPOSITION" VALUE ANALYSIS

In accordance with client instructions, we have also estimated the "as is" "Disposition Value" of the Leasehold Estate. This value assumes a disposition marketing period of twelve (12) months or less. In order to attract a purchaser to "UNIFAB West" within a condensed marketing period of twelve (12) months or less, a significant discount is warranted.

In order to estimate DISPOSITION VALUE, we considered current market conditions and likely market participants. There are several factors that enhance the marketability of "UNIFAB International West". The buildings are in "like new" condition and the facility is a "state-of-the-art" fabrication complex. The yard area is stabilized for heavy-equipment use and shoreline utilities are available for dockside work. The Industrial Channel is 40-feet deep and there is direct unobstructed access to the Gulf of Mexico. Negative features of the property center on the fact that it is a large, costly, facility. Not many firms can afford a +/-$30,000 per month ground-lease payment. The building improvements total +/-76,825 square feet and size alone is A deterrent to marketability. Without "contracts in place", there are only a handful of industrial operators who can afford a facility like "UNIFAB International West".

We interviewed several executives currently overseeing large fabrication firms. We also interviewed industrial brokers.

An executive (CFO) of a competing company that acquired a large fabrication facility in 1997 stated that "if we knew what was going to happen to the fabrication business during the past few years, we would have never acquired that facility". He went on to day that his company thought it was paying 30% to 40% "below market".

Another executive of a competing fabrication facility stated that his company is very liquid and has significant funds available for the purchase an existing facility. If the situation were right, the "discount would have to be hefty for a quick sale". He suggested a discount in the 40%-50% range. He indicated that holding costs, labor trends, and the retro-fit timeframe are major factors in the decision-making process. He estimated that the holding period would be at least 12 months. To facilitate a sale in less than 12 months would require a "significant" discount. He also indicated that small and mid-sized operations are easier to sell.

We interviewed a Lake Charles industrial broker who has, during the past 5 years, negotiated the sale of several very large industrial properties.

The Lake Charles industrial broker offered the following comments:

      - At present there are a limited number of real buyers for large fabrication yards.

            There must be a "carrot out there" to attract a potential buyer for a large expensive yard.

      - The typical marketing period is two to three years and to promulgate a sale in 12 months or less, the discount must be at least 30%.

      - The discount must be 30% - 50% of "normal Market Value" just to get the market to move on a property.

      - Smaller industrial properties typically have lower discounts for a "quick sale".

           Another industrial broker offered the following comments:

      - "I would tell a potential client that wants to sell a fabrication facility that the marketing time will be highly dependent on where we are in the oil and gas cycle at the time the property is listed; with current depressed market conditions, I would tell them that it may take three years to sell, no matter what the list price is"; the discount would probably be 20%-30% for a smaller facility and 30%-50% for a large fabrication yard

Based on our analysis of current market conditions and the attributes of "UNIFAB West", we have applied a 30% discount in order to promulgate a sale in 12 months or less. The yard area is stabilized for heavy-equipment use and shoreline utilities are available for dockside work. The Industrial Channel is 40-feet deep and there is direct unobstructed access to the Gulf of Mexico. The "UNIFAB West" facility is in good condition and most large facilities that are available "for sale" are inferior properties. A 30% discount is reasonable given this scenario.

We estimate that on September 28, 2001, the "as IS" DISPOSITION Value of the Leasehold ownership interest in and to the "UNIFAB International West" property was:

                   THREE MILLION FIVE HUNDRED THOUSAND DOLLARS
                                  ($3,500,000)

Our Disposition Value estimate assumes a limited future market period (12 months or less) and is based on information provided by knowledgeable market participants. Disposition Value represents a +/-30% discount to our estimated "as is" Market Value.